May 14, 2012

Katherine Hsu Office Chief Division of Corporation Finance Office of Structured Finance United States Securities and Exchange Commission Mail Stop 3628 100 F Street, N.E. Washington, DC 20549

Re:	Barclays Commercial Mortgage Securities LLC
Registration Statement on Form S-3
Filed on February 7, 2012
Amendment No. 1 to Registration Statement on Form S-3
Filed on April 30, 2012
(File No. 333-179413)

Dear Ms. Hsu:

We are counsel to Barclays Commercial Mortgage Securities LLC (the “Registrant”) under the above-captioned registration statement (the “Registration Statement”).  We have reviewed your letter dated May 9, 2012 (the “Comment Letter”), transmitting comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Registration Statement.  We have discussed the comment contained in the Comment Letter with various representatives of the Registrant, and the Registrant’s response is set forth below.  Capitalized terms in this letter used without definition have the meanings given them in the form of base prospectus (the “Base Prospectus”) or form of prospectus supplement (the “Prospectus Supplement”) contained in the Pre-Effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”) previously submitted on April 30, 2012.

For your convenience, comment from the Comment Letter is repeated in italics below, followed by the Registrant’s response.

Anna H. Glick  Tel +1 212 504 6309   Fax +1 212 504 6666   anna.glick@cwt.com

Katherine Hsu
May 14, 2012

Exhibit 5.1

1.	Please advise counsel to revise its legal opinion to also express an opinion as to Delaware law, as the opinion must consider the law of the jurisdiction under which the registrant is organized.

Item 601(b)(5) of Regulation S-K describes the applicable opinion required as follows: “An opinion of counsel as to the legality of the securities being registered, indicating whether they will, when sold, be legally issued, fully paid and non-assessable, and, if debt securities, whether they will be binding obligations of the registrant.”

The securities to be issued under the Registration Statement are pass-through trust certificates (“Certificates”) that will be issued by a New York common law trust (“Trust”) created under a pooling and servicing agreement (“Pooling and Servicing Agreement”) to be entered into, at the time a particular series of Certificates is issued, by the Registrant, as depositor, one or more servicers, a trustee and certain other parties.  The Trust will be the “issuing entity” within the meaning of Regulation AB for that particular series of Certificates, and the trustee  for that particular series of Certificates will execute, authenticate and deliver the Certificates on behalf of the Trust.   The authorization for the issuance of the Certificates, the terms and conditions applicable to the Certificates, and the benefits afforded to the holders of the Certificates will all be governed by the terms of the Pooling and Servicing Agreement, which is a New York law governed agreement.

In light of the foregoing, we believe the questions that are required to be addressed by the opinion of counsel required by Item 601(b)(5) of Regulation S-K  are (1) whether the Certificates will be legally issued by the Trust, and (2) whether the terms and conditions provided in the Pooling and Servicing Agreement provide that the Certificates will be fully paid and non-assessable, both of which are questions of New York law, notwithstanding that the Registrant, who will be a party to the Pooling and Servicing Agreement as the depositor, is organized in the State of Delaware.  The Certificates are not “obligations of the Registrant” and therefore the law of the jurisdiction of the Registrant’s organization is not implicated by Item 601(b)(5) of Regulation S-K. Accordingly, while we wish to comply with the Commission’s request, we do not

Katherine Hsu
May 14, 2012

believe that an opinion as to Delaware law is applicable in this context, and in any event, it is unclear to us what that opinion would address.

If you have questions concerning the foregoing, please contact the undersigned.

Very truly yours,

/s/ Anna H. Glick

Anna H. Glick

cc.           Larry Kravetz
Daniel Vinson
(Barclays Commercial Mortgage Securities LLC)